File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

03 SEP 17 AM 7:21

10 September 2003

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

03032125

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released earlier today.

Yours faithfully,

M. Woodall

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

SUPPL

Michelle Woodall
Senior Company Secretarial Assistant

Encl.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of company Severn Trent Plc	**2.** Name of director Martin Houston
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest In respect of Director named in (2) above	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) Martin Houston
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) N/A	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary/ non discretionary Purchase of Ordinary Shares of $65^{5/19}$p each

7. Number of shares/amount of stock acquired 1,000	**8.** Percentage of issued class 0.0003%	**9.** Number of shares/amount of stock disposed N/A	**10.** Percentage of issued class N/A
11. Class of security Ordinary Shares of $65^{5/19}$p each	**12.** Price per share £6.4889	**13.** Date of transaction 4 September 2003	**14.** Date company informed 10 September 2003

15. Total holding following this notification 1,000	**16.** Total percentage holding of issued class following this notification 0.0003%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant N/A	**18.** Period during which or date on which exercisable N/A
19. Total amount paid (if any) for grant of the option N/A	**20.** Description of shares or debentures involved: class, number N/A
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise N/A	**22.** Total number of shares or debentures over which options held following this notification N/A
23. Any additional information	**24.** Name of contact and telephone number for queries John Heather 0121 722 4297

25. Name and signature of authorised company official responsible for making this notification
Peter P Davies (Company Secretary)

Date of notification ______10 September 2003 ________

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring; UK Listing Authority